  As filed with the Securities and Exchange Commission on June 7, 2001

                                       Registration Statement No. 333-__________

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM S-2

                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                         UCI MEDICAL AFFILIATES, INC.
            (Exact Name of Registrant as Specified in Its Charter)


               Delaware                                59-2225346
  (State or Other Jurisdiction of         (I.R.S. Employer Identification No.)
  Incorporation or Organization)

                               4416 Forest Drive
                        Columbia, South Carolina 29206
                                (803) 252-3661

  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                              Jerry F. Wells, Jr.
 Chief Financial Officer and Executive Vice President of Finance, UCI Medical
                               Affiliates, Inc.
                               4416 Forest Drive
                        Columbia, South Carolina 29206
                                (803) 252-3661

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                                   Copy to:
                             C. Jones DuBose, Jr.
                      Nexsen Pruet Jacobs & Pollard, LLC
                               1441 Main Street
                               P. O. Drawer 2426
                              Columbia, SC 29201
                                (803) 540-2086
                             (803) 253-8277 (Fax)

================================================================================

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

         If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box: [_]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering. [_]      _________________

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering. [_]     _________________

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering. [_]          _________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: [_]

                        CALCULATION OF REGISTRATION FEE

================================================================================
       Title of Each                 Proposed
         Class of                     Maximum    Proposed Maximum
        Securities      Amount       Offering       Aggregate        Amount of
           To Be        To Be       Price Per        Offering      Registration
        Registered    Registered     Unit (1)       Price (1)           Fee
--------------------------------------------------------------------------------
Common Stock           2,901,396      $.375         $1,088,024         $218
================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the bid and asked prices of the Registrant's common stock reported on the OTC Bulletin Board on June 4, 2001.

                                   _________

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

    This is a preliminary prospectus that is not yet complete. June 7, 2001

                         UCI MEDICAL AFFILIATES, INC.

                       2,901,396 Shares of Common Stock


         On February 24, 1999, UCI Medical Affiliates, Inc. ("UCI") issued 2,901,396 shares of its common stock to MainStreet Healthcare Corporation, a Delaware corporation ("MainStreet"). We issued these shares of common stock to MainStreet in connection with the purchase by our subsidiaries from MainStreet of various medical centers located in the States of Georgia and Tennessee and related assets. We issued the shares under one or more exemptions from the registration requirements of the Securities Act of 1933 and state securities laws. MainStreet may wish to sell these shares in the future, and this prospectus allows it to do so. We will not receive any of the proceeds from any sale of these shares by MainStreet, but we have agreed to bear the expenses of registration of the shares by this prospectus.

         Our common stock is traded in the over-the-counter market. The high and low bid prices of our common stock on June 4, 2001, were $.35 per share.

         Investing in our common stock involves a high degree of risk. We urge you to read carefully the "Risk Factors" section beginning on page 3, along with the rest of this prospectus, before you make your investment decision. You should not invest in this offering unless you can afford to lose your entire investment.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 June 7, 2001

                                Table of Contents

                                                                                                               Page
                                                                                                               ----
The Company....................................................................................................   3

Risk Factors...................................................................................................   3

Note Regarding Forward-Looking Statements......................................................................  11

Use of Proceeds................................................................................................  11

Market for Common Stock........................................................................................  11

Selling Shareholder............................................................................................  11

Plan of Distribution...........................................................................................  12

Description of Securities......................................................................................  13

Legal Matters..................................................................................................  15

Experts........................................................................................................  15

Additional Important Information...............................................................................  15

Incorporation of Certain Documents by Reference................................................................  16


______________________________

         You should rely only on the information contained in this prospectus. We have not authorized anyone to give any information that is different. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the cover, but the information may change in the future.

         No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with this offering, and, if given or made, that information or those representations must not be relied upon as having been authorized by UCI Medical Affiliates, Inc. or by the selling shareholder. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the securities offered by this prospectus. This prospectus is not an offer or a solicitation in any jurisdiction where the offer or solicitation is not authorized, or in which the person making the offer is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation. The delivery of this prospectus and any sale made under this prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of UCI Medical Affiliates, Inc. or the selling shareholder since the date of this prospectus or the date of any document incorporated in this prospectus.

                                  THE COMPANY

         We are a holding company that operates through our wholly-owned subsidiaries, UCI Medical Affiliates of South Carolina, Inc., a South Carolina corporation, and UCI Medical Affiliates of Georgia, Inc., a South Carolina corporation. Through these subsidiaries, we provide nonmedical management and administrative services for our network of freestanding medical centers located in South Carolina and Tennessee. To comply with laws governing the corporate practice of medicine, the medical services at our medical centers are provided by or under the supervision of professional corporations organized in each of the states in which our medical centers are located. These professional corporations include Doctor's Care, P.A., a South Carolina professional corporation, and Doctor's Care of Tennessee, P.C., a Tennessee professional corporation. The professional corporations operate solely to fulfill the licensed medical provider responsibilities associated with our medical centers. These responsibilities, as well as various administrative, management and support functions, are carried out pursuant to administrative services agreements between each of our wholly-owned subsidiaries and the related professional corporations.

         The Company's principal executive offices are located at 4416 Forest Drive, Columbia, South Carolina 29206. The Company's telephone number is (803) 252-3661.

                                  RISK FACTORS

         An investment in our common stock involves a significant degree of risk. You should not invest in our common stock unless you can afford to lose your entire investment. You should consider carefully the following risk factors and other information included in this prospectus before you decide to purchase any shares of our common stock. You should also carefully read the cautionary statement following the "Risk Factors" regarding the use of forward-looking statements.

Your investment in the shares may be considered speculative because of our history of losses and our current financial position.

         Your investment in the shares may be considered to be speculative because of our operating history of losses, liquidity problems, uncertainty of revenues, markets, profitability and the need for additional funding. We incurred net losses of approximately $6,102,481, $10,508,143, $83,726 and $1,359,739 for the years ended September 30, 2000, 1998, 1997 and 1995, respectively. We had net income of $909,758 and $466,079 for the years ended September 30, 1999 and 1996, respectively, and had earned net income of $357,948 for the six months ended March 31, 2001. Furthermore, according to our balance sheet as of March 31, 2001, our current liabilities exceed our current assets. Thus, our financial viability and ability to continue as a going concern depend on our ability to achieve a significant increase in income from operations, maintain adequate working capital and obtain satisfactory long-term financing. We can provide you with no assurance, however, that we can realize these goals or that we will be profitable in the future or successful in refinancing or renewing outstanding debt instruments. Furthermore, the report of independent accountants related to our audited financial statements as of and for the year ended September 30, 2000 contains an explanatory paragraph regarding the existence of substantial doubt about the Company's ability to continue as a going concern.

You may have difficulty in selling your shares because of the absence of an active public market. Additionally, the absence of a public market makes the price of our common stock particularly volatile and susceptible to market fluctuations.

         On October 20, 1998, our common stock was delisted for trading on the Nasdaq SmallCap Market. The delisting was a consequence of the Company's failure to meet certain quantitative requirements regarding assets as set forth in the NASD's expanded quantitative and qualitative listing criteria for all companies listed on the Nasdaq Stock Market.

         As a consequence of the delisting, trading in our common stock is conducted in the over-the-counter market, and our stockholders have found it to be more difficult to dispose of shares of our common stock, as well as obtain accurate quotations of its market value. In addition, the delisting makes our common stock substantially less attractive as collateral for margin and purpose loans, for investment by financial institutions under their internal policies or state legal investment laws, as consideration in the financing of our future acquisitions, if any, of medical practices, and for our issuance in future capital raising transactions. Although our common stock is currently eligible for quotation on the over-the-counter bulletin board, we have been informed that the NASD may be considering higher standards for permitting quotations of securities on the bulletin board. This presents the possibility that the over-the-counter bulletin board would also be foreclosed as a trading market for our stockholders as well. Consequently, you should only invest in the common stock if you have a long-term investment intent. If an active market does not develop, you may be required to locate a buyer on your own and may not be able to do so.

         Trading in our common stock has historically been very limited, and there can be no assurance that an active trading market for our common stock will develop or be sustained. Because of the limited trading liquidity in our common stock, the market price of our common stock has been vulnerable to significant fluctuations in response to very limited market trading in our shares. Sales of substantial amounts of our common stock, or the availability of substantial amounts of our common stock for future sale, could adversely affect the prevailing market price of our common stock. The market price of our common stock will remain subject to significant fluctuations in response to these factors as well as in response to operating results and other factors affecting the stock market generally. The stock market in recent years has experienced price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of our common stock in the future.

You may have difficulty selling your shares because our common stock will be considered a "penny stock" and will be subject to special SEC rules that make transactions in our common stock burdensome for broker-dealers.

         As long as the trading price of our common stock is less than $5.00 per share, our common stock will be considered to be a "penny stock" under Securities Exchange Commission rules. Generally, a "penny stock" is any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions. If a penny stock is traded in the secondary market, these SEC rules require additional disclosure by broker-dealers in connection with any trades involving that stock. These rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it. These SEC rules also impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these penny stock transactions, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written consent to the purchase prior to the transaction. The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from effecting transactions in our common stock and could severely limit the market liquidity of our common stock and your ability to sell your shares in the secondary market.

We can provide no assurance that our medical centers will be able to compete effectively with other existing healthcare providers.

         The business of providing healthcare related services is highly competitive. Many companies, including professionally managed physician practice management companies like us, have been organized to acquire medical clinics, manage the clinics, and employ clinic physicians at the clinics. Large hospitals, other physician practice centers, private doctor's offices and healthcare companies, health maintenance organizations and insurance companies are also involved in activities similar to ours. Some of these competitors have longer operating histories and significantly greater resources than we do. In addition, traditional sources of medical services, such as hospital emergency rooms and private physicians, have had in the past a higher degree of recognition and acceptance than the medical centers that we operate. There can be no assurance that we will be able to compete effectively or that additional competitors will not enter the market in the future.

As a healthcare business, we are subject to extensive regulation on the federal, state and local levels. We cannot assure you that regulatory authorities will find that our organization and relationships comply with existing and future statutory and regulatory schemes. If an authority finds that we do not comply with statutory and regulatory schemes, our operations could be materially adversely affected.

         As a participant in the healthcare industry, our operations and relationships are subject to extensive and increasing regulation by a number of governmental entities at the federal, state and local levels.

         Limitations on the Corporate Practice of Medicine

         Federal law and the laws of many states, including Georgia, South Carolina and Tennessee, generally specify who may practice medicine and limit the scope of relationships between medical practitioners and other parties. Under such laws, business corporations such as us and UCI Medical Affiliates of South Carolina, Inc. and UCI Medical Associates of Georgia, Inc., our wholly owned subsidiaries (the "Subsidiaries"), are prohibited from practicing medicine or exercising control over the provision of medical services. In order to comply with these laws, the medical director and all medical services at the our medical centers are provided by or under the supervision of Doctor's Care, P.A. and Doctor's Care of Tennessee, P.C. (the "Professional Corporations") pursuant to contracts with the Subsidiaries. We and our Subsidiaries are organized so that all physician services are offered by the physicians who are employed by the Professional Corporations. Neither we nor our Subsidiaries employ practicing physicians as practitioners, exert control over any physician's decisions regarding medical care or represent to the public that we offer medical services.

         UCI Medical Affiliates of South Carolina has entered into an administrative services agreement with Doctor's Care, and UCI Medical Affiliates of Georgia has entered into a similar administrative services agreement with Doctor's Care of Tennessee. Under these agreements, the Subsidiaries perform all non-medical management of the Professional Corporations and have exclusive authority over all aspects of the business of the Professional Corporations (other than those directly related to the provision of patient medical services or as otherwise prohibited by state law). The non-medical management provided by the Subsidiaries under the respective administrative services agreements includes, among other functions, treasury and capital planning, financial reporting and accounting, pricing decisions, patient acceptance policies, setting office hours, contracting with third party payors and all administrative services. The Subsidiaries provide all of the resources (systems, procedures, and staffing) to bill third party payors or patients and all of the resources (systems, procedures, and staffing) for cash collection and management of accounts receivables, including custody of the lockbox where cash receipts are deposited. From the cash receipts, the Subsidiaries pay all physician salaries, operating costs of the centers and operating costs of the Professional Corporations. Compensation guidelines for the licensed medical professionals at the Professional Corporations are set by the Subsidiaries, which also establish guidelines for establishing, selecting, hiring and firing the licensed medical professionals. The Subsidiaries also negotiate and execute substantially all of the provider contracts with third party payors, with the Professional Corporations executing certain of the contracts at the request of a minority of payors.

         Pursuant to the administrative services agreements, the Professional Corporations retain from their collections for services rendered an amount equal to the salary and related employee benefits of the medical personnel of the Professional Corporations, as well as an amount equal to the nominal expenses incurred by the Professional Corporations to purchase certain narcotic drugs required by law to be owned by the Professional Corporations or their employee-physicians. The balance of all fees and other revenues generated by the Professional Corporations is paid to the Subsidiaries as their management fees. Neither of the Subsidiaries loans or otherwise advances funds to the Professional Corporations for any purposes.

         Because of the unique structure of the relationships existing between the Subsidiaries and the Professional Corporations, many aspects of our business operations have not been the subject of state or federal regulatory interpretation. We cannot assure you that a review by the courts or regulatory authorities of our former or current business will not result in a determination that could adversely affect our operations or that the healthcare regulatory environment will not change so as to restrict the existing operations or proposed expansion of our business.

         Third Party Reimbursements

         Historically, approximately six percent of our revenues have been derived from payments made by government-sponsored healthcare programs (principally, Medicare and Medicaid). As a result, any change in reimbursement regulations, policies, practices, interpretations or statutes could adversely affect our operations. There are also state and federal civil and criminal statutes imposing substantial penalties, including civil and criminal fines and imprisonment, on healthcare providers that fraudulently or wrongfully bill governmental or other third-party payors for healthcare services. We believe that we are in material compliance with these laws, but we cannot assure you that our activities will not be challenged or scrutinized by governmental authorities.

         Federal Anti-Kickback and Self-Referral Laws

         Certain provisions of the Social Security Act, commonly referred to as the "Anti-kickback Statute," prohibit the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare or state health program patients or patient care opportunities, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered by Medicare or state health programs. Although we believe that our operations do not violate the Anti-kickback Statute or similar state statutes, we do not fit within any of the existing or proposed federal safe harbors.

         The Office of the Inspector General, the government office that is charged with the enforcement of the federal Anti-kickback Statute, issued Advisory Opinion 98-4 regarding a proposed management services contract that involved a cost plus a percentage of net revenue payment arrangement. Based on its analysis of the intent and scope of the Anti-kickback Statute, the OIG determined that it could not approve the arrangement because the structure of the management agreement raised the following concerns under the Anti-kickback
Statute: (i) the agreement might include financial incentives to increase patient referrals; (ii) the agreement did not include any controls to prevent over utilization; and (iii) the percentage billing arrangement may include financial incentives that increase the risk of abusive billing practices. The OIG opinion did not find that the management arrangement violated the Anti-kickback Statute, rather that the arrangement may involve prohibited remuneration absent sufficient controls to minimize potential fraud and abuse. An OIG advisory opinion is only legally binding on the Department of Health and Human Services (including the OIG) and the requesting party and is limited to the specific conduct of the requesting party because additional facts and circumstances could be involved in each particular case. Accordingly, we believe that Advisory Opinion 98-4 does not have broad application to our provision of nonmedical management and administrative services for our medical centers. We also believe that we and our medical centers have implemented appropriate controls to ensure that the arrangements between us and our medical centers do not result in abusive billing practices or the overutilization of items and services paid for by Federal health programs.

         The applicability of the Anti-kickback Statute to many business transactions in the healthcare industry, including the our service agreements with our medical centers and our development of ancillary services, has not been subject to any significant judicial and regulatory interpretation. We believe that although we receive remuneration for our management services under our service agreements with our medical centers, we are not in a position to make or influence referrals of patients or services reimbursed under Medicare or state health programs to the centers. In addition, we are not a separate provider of Medicare or state health program reimbursed services. Consequently, we do not believe that the service and management fees payable to us should be viewed as remuneration for referring or influencing referrals of patients or services covered by such programs as prohibited by the Anti-kickback Statute.

         Significant prohibitions against physician referrals were enacted by the U.S. Congress in the Omnibus Budget Reconciliation Act of 1993. Except for certain exemptions, a physician or a member of his immediate family is prohibited from referring Medicare or Medicaid patients to an entity providing "designated health services" in which the physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement. While we believe that we are currently in compliance with this legislation, future regulations could require us to modify the form of our relationships with physician groups.

State Anti-Kickback and Self-Referral Laws

         Some states have also enacted similar self-referral laws, and we believe it is likely that more states will follow. We believe that our practices fit within exemptions contained in these laws. Nevertheless, expansion of our operations to certain additional jurisdictions may require structural and organizational modifications of our relationships with physician groups to comply with new or revised state statutes. These modifications could adversely affect our operations.

         As noted above, we provide management and administrative services to our physician practice centers in South Carolina and Tennessee through our wholly-owned subsidiaries, UCI Medical Affiliates of South Carolina and UCI Medical Affiliates of Georgia. South Carolina and Tennessee have adopted anti-kickback and self-referral laws that regulate financial relationships between healthcare providers and entities that provide healthcare services. The following is a summary of these state anti-kickback and self-referral laws.

          South Carolina

         South Carolina's Provider Self-Referral Act of 1993 generally provides that a healthcare provider may not refer a patient for the provision of any designated health service to an entity in which the healthcare provider is an investor or has an investment interest. Under our current operations, we do not believe that we are an entity providing designated health services under the South Carolina Provider Self-Referral Act. Our medical centers provide all healthcare services to patients through employees of Doctor's Care, which is a professional corporation. There are no provider investors in Doctor's Care that refer patients to our medical centers for designated healthcare services. Accordingly, under South Carolina law, we believe that the provider self-referral prohibition would not apply to our or our medical centers' operations in South Carolina.

         In addition to self-referral prohibitions, South Carolina's Provider Self-Referral Act of 1993 also prohibits the offer, payment, solicitation, or receipt of a kickback, directly or indirectly, overtly or covertly, in cash or in kind, for referring or soliciting patients. We believe that our payment arrangements are reasonable compensation for services rendered and do not constitute payments for referrals.

         Tennessee

         The Tennessee physician conflict of interest law provides that physicians are free to enter into lawful contractual relationships, including the acquisition of ownership interests in health facilities. The law further recognizes that these relationships can create potential conflicts of interests. To address these potential conflicts of interest, Tennessee law imposes the following duties on physicians:

 .        the physician has a duty to disclose to the patient or referring colleagues his or her ownership interest in the facility or therapy at the time of referral and prior to utilization;
 .        the physician may not exploit the patient in any way, as by inappropriate or unnecessary utilization;
 .        the physician's activities must be in strict conformity with the law;
 .        the patient must have free choice either to use the physician's proprietary facility or therapy or to seek the needed medical services elsewhere; and
 .        when a physician's commercial interest conflicts so greatly with the patient's interest as to be incompatible, the physician must make alternative arrangements for the care of the patient.

         Because we are not a provider of health services, we believe that Tennessee's conflict of interest/disclosure law does not apply to our current operations. Even if the Tennessee conflict of interest/disclosure law were to apply, our internal quality assurance/utilization review programs will help identify any inappropriate utilization by one of our medical centers.

         Tennessee also has a law regulating healthcare referrals. The general rule is that a physician who has an investment interest in a healthcare entity may not refer patients to the entity unless a statutory exception exists. A healthcare entity is defined as an entity which provides healthcare services. We believe that we do not fit within the definition of a "healthcare entity" because we are not a provider of healthcare services. Our medical centers provide all healthcare services to patients through employees of Doctor's Care of Tennessee. No provider investors in Doctor's Care of Tennessee refer patients for designated healthcare services except the sole physician shareholder of Doctor's Care of Tennessee. We believe that referrals by the sole shareholder of Doctor's Care of Tennessee fall within a statutory exception. Accordingly, under Tennessee law, we believe that the provider self-referral prohibition would not apply to the operations in Tennessee of us or our medical centers.

         Tennessee's anti-kickback provision prohibits a physician from making payments in exchange for the referral of a patient. In addition, under Tennessee law a physician may not split or divide fees with any person for referring a patient. The Tennessee Attorney General has issued opinions that determined that the fee-splitting prohibition applied to management services arrangements. The Tennessee fee-splitting prohibition contains an exception for reasonable compensation for goods or services. We believe that our payment arrangements with our medical centers are reasonable compensation for services rendered and do not constitute payments for referrals or a fee-splitting arrangement.

         Antitrust Laws

         Because each of Doctor's Care and Doctor's Care of Tennessee is a separate legal entity, each may be deemed a competitor subject to a range of antitrust laws which prohibit anti-competitive conduct, including price fixing, concerted refusals to deal and division of market. We believe we are in compliance with state and federal laws which may affect our development of integrated healthcare delivery networks, but there can be no assurance that a review of our business by courts or regulatory authorities will not result in a determination that could adversely affect our operations.

         Healthcare Reform

         As a result of the continued escalation of healthcare costs and the inability of many individuals to obtain health insurance, numerous proposals have been or may be introduced in the U.S. Congress and in state legislatures relating to healthcare reform. There can be no assurance as to the ultimate content, timing or effect of any healthcare reform legislation, nor is it possible at this time to estimate the impact on us of potential legislation.

         Regulation of Risk Arrangements and Provider Networks

         Federal and state laws regulate insurance companies, health maintenance organizations and other managed care organizations. Generally, these laws apply to entities that accept financial risk. Certain of the risk arrangements that we have entered into could possibly be characterized by some states as the business of insurance. We, however, believe that the acceptance of capitation payments by a healthcare provider does not constitute the conduct of the business of insurance. Many states also regulate the establishment and operation of networks of healthcare providers. Generally, these laws do not apply to the hiring and contracting of physicians by other healthcare providers. South Carolina and Tennessee do not currently regulate the establishment or operation of networks of healthcare providers except where such entities provide utilization review services through private review agents. There can be no assurance that regulators of the states in which we operate would not apply these laws to require licensure of our operations as an insurer or provider network. We believe that we are in compliance with these laws in the states in which we currently do business, but we cannot assure you that future interpretations of these laws by the regulatory authorities in South Carolina, Tennessee or the states in which we may expand in the future will not require licensure of our operations as an insurer or provider network or a restructuring of some or all of our operations. In the event that we are required to become licensed under these laws, the licensure process can be lengthy and time consuming and, unless the regulatory authority permits us to continue to operate while the licensure process is progressing, we could experience a material adverse change in our business while the licensure process is pending. In addition, many of the licensing requirements mandate strict financial and other requirements which we may not immediately be able to meet. Further, once licensed, we would be subject to continuing oversight by and reporting to the respective regulatory agency.

Departures of our key personnel or directors will impair our operations.

         We have the following executive officers: M.F. McFarland, III, M.D., our Chairman of the Board, President, and Chief Executive Officer; Jerry F. Wells, Jr., our Chief Financial Officer and Executive Vice President of Finance; and D. Michael Stout, M.D., our Executive Vice President of Medical Affairs. They are instrumental in our organization and are the key management officials in charge of our daily business operations. Although we have entered into an employment agreement with Dr. McFarland, we cannot be assured of the continued service of any of them, and each of them would be difficult to replace. Additionally, our directors' community involvement, diverse backgrounds and extensive business relationships are important to our success.

We cannot assure you of the future success of our strategy of growth through acquisitions.

         The rapid growth of our business through acquisitions has required us to make additions in personnel and has increased our working capital requirements. This growth has resulted in new and increased responsibilities for our management and has placed additional demands upon our management, operating, financial, and technical resources. We cannot assure you that these demands will not have a material adverse effect on our business, financial condition, and results of operations, nor can we assure you that we will be able to attract or retain competent personnel and improve our operational systems sufficiently to support the expansion of our operations. Our business requires significant levels of working capital. We may in the future require additional equity or debt financing to support our increased working capital needs in connection with any expansion of our business. This financing may not be available to us on favorable terms, if at all. Whether we can achieve additional economies of scale to improve our operating margins will also be important. We cannot assure you that we will be able to obtain adequate working capital or achieve these economies of scale, and our failure to do so could have a material adverse effect on our business, financial condition, and results of operations. In addition, we cannot assure you that we will be able to continue to attract and retain a sufficient number of qualified physicians and other healthcare professionals to continue to expand our operations or otherwise maintain an adequate infrastructure to support continued growth.

Because of the nature of our business, we run the risk that we will be unable to collect the fees that we have earned.

         Virtually all of our consolidated net revenue was derived in the past, and we believe will be derived in the future, from our medical centers' charges for services on a fee-for-service basis. Accordingly, we assume the financial risk related to collection, including the potential uncollectability of accounts, long collection cycles for accounts receivable and delays attendant to reimbursement by third party payors, such as governmental programs, private insurance plans and managed care organizations. Increases in write-offs of doubtful accounts, delays in receiving payments or potential retroactive adjustments and penalties resulting from audits by payors may require us to borrow funds to meet our current obligations or may otherwise have a material adverse effect on our financial condition and results of operations.

We are subject to certain special risks in connection with the intangible assets reported on our balance sheet.

         As a result of our various acquisition transactions, intangible assets (net of accumulated amortization) of approximately $4.4 million have been recorded on our balance sheet as of March 31, 2001. Using a composite average life of 15 years for the intangible assets, amortization expense will be approximately $470,000 per year. Acquisitions that result in the recognition of intangible assets will cause amortization expense further to increase. A substantial portion of the amortization generated by these intangible assets is not deductible for tax purposes. Although our net unamortized balance of intangible assets acquired was not considered to be impaired as of March 31, 2001, we recorded an impairment in the quarter ended March 31, 2000 in the approximate amount of $3.6 million to reduce our intangible assets to fair value. This impairment was required in connection with the closing of our physician practice centers in Georgia. See further discussion in our Form 10-K/A dated September 30, 2000 and delivered with this prospectus. We cannot assure you that we will ever realize the value of our remaining intangible assets in the future. Any future determination that a significant impairment has occurred would require the write-off of the impaired portion of our remaining unamortized intangible assets, which could have a material adverse effect on our results of operations.

The market price of our common stock may fluctuate widely in the future.

         The trading price of our common stock could be subject to wide fluctuations in response to quarter-to-quarter variations in our operating results, material announcements made by us from time to time, governmental regulatory action, general conditions in the healthcare industry, or other events or factors, many of which are beyond our control. In addition, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many healthcare services companies and which have often been unrelated to the operating performance of these companies. Our operating results in future quarters may be below the expectations of securities analysts and investors. In such event, the price of our common stock would likely decline, perhaps substantially.

The market price of our common stock may decline should substantial number of shares of our common stock be offered for sale on the open market.

         Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of our common stock and could impair our future ability to raise capital through the sale of our equity securities. We are unable to predict the effect, if any, that future sales of our common stock or the availability of our common stock for sale may have on the market price of our common stock prevailing from time to time.

Anti-takeover provisions in our articles of incorporation and state corporate laws could deter or prevent take-over attempts by a potential purchaser of our common stock and deprive you of the opportunity to obtain a takeover premium for your shares.

         In many cases, stockholders receive a premium for their shares when a company is purchased by another. Various provisions in our articles of incorporation and bylaws and state corporate laws could deter and make it more difficult for a third party to bring about a merger, sale of control, or similar transaction without approval of our board of directors. These provisions tend to perpetuate existing management. As a result, you may be deprived of opportunities to sell some or all of your shares at prices that represent a premium over market prices. These provisions, which could make it less likely that a change in control will occur, include:

 .        provisions in our articles of incorporation establishing three classes of directors with staggered terms, which means that only one-third of the members of the board of directors is elected each year and each director serves for a term of three years.

 .        provisions in our articles of incorporation authorizing the board of directors to issue a series of preferred stock without shareholder action, which issuance could discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, a controlling interest in us.

         See "Description of Securities - Change of Control and Anti-takeover Effects".

We do not expect to pay dividends on our common stock in the foreseeable future.

         We have no source of income other than dividends that we receive from our operating subsidiaries, UCI Medical Affiliates of South Carolina, Inc., and UCI Medical Affiliates of Georgia, Inc. Our ability to pay dividends to you will therefore depend on the subsidiaries' ability to pay dividends to us. The subsidiaries intend to retain future earnings, if any, for use in the operation and expansion of our business. Consequently, we do not plan to pay dividends until we recover any losses that we have incurred and become profitable. Additionally, our future dividend policy will depend on our earnings, financial condition and other factors that our board of directors considers relevant. See "Dividend Policy."

You may suffer dilution in your interests in common stock if we offer additional shares of common stock in the future or if certain third parties exercise their option rights to acquire additional shares of our common stock.

         There is no present intent to offer for sale additional shares of common stock. However, our success will depend on a number of factors, including the factors set forth in this "Risk Factors" section of the prospectus. Accordingly, no assurance can be given that, in the future, we will not have to seek additional capital by offering and selling additional shares of common stock in order to continue to operate, acquire additional medical practices in our current or other markets or achieve successful operations. If it becomes necessary to raise additional capital to support our operations, there is no assurance that additional capital will be available to us, that additional capital can be obtained on terms favorable to us or that the price of any additional shares that we may offered by us in the future will not be less than the subscription price in this offering. The effect on existing stockholders of sales of additional shares of common stock cannot presently be determined. However, those sales could have a dilutive effect on the interests of subscribers who purchase common stock in this offering.

         Companion HealthCare Corporation and Companion Property and Casualty Company

         As of March 31, 2001, Companion HealthCare Corporation and Companion Property and Casualty Company, each of which is a wholly-owned subsidiary of Blue Cross Blue Shield of South Carolina, owned in the aggregate 2,624,623 shares, or approximately 27.2 percent, of our outstanding common stock. Under various agreements among Companion HealthCare, Companion Property and Casualty and us, we have given these companies the right at any time to purchase from us the number of shares of our voting stock as is necessary for Blue Cross and Blue Shield of South Carolina and its affiliated entities, as a group, to maintain an aggregate ownership of 47 percent of our outstanding voting stock. To the extent either of these Blue Cross subsidiaries exercises its right in conjunction with a sale of voting stock by us, the price to be paid by the Blue Cross subsidiary is the average price to be paid by the other purchasers in such a sale. Otherwise, the price is the average closing bid price of our voting stock on the ten trading days immediately preceding the election by a Blue Cross subsidiary to exercise its purchase rights. Consequently, to the extent either of the Blue Cross subsidiaries elects to exercise any or a portion of its rights under these anti-dilution agreements, the sale of shares of common stock to a Blue Cross subsidiary will have the effect of further reducing the percentage voting interest in us represented by a share of the common stock.

         The substantial ownership of our common stock by the Blue Cross subsidiaries, MainStreet Healthcare Corporation, who is the selling shareholder under this prospectus (see "Selling Shareholder") and other of our affiliates may provide them with the ability to exercise substantial influence in the election of directors and other matters submitted for approval by our stockholders. As a result, it may be difficult for other stockholders to successfully oppose matters which are presented by these entities for action by stockholders, or to take actions which are opposed by these entities. The ownership by these entities may also have the effect of delaying, deterring or preventing a change in our control without the consent of these entities. In addition, sales of common stock by these entities could result in another stockholder obtaining control over us.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements contained in this prospectus discuss future expectations or state other "forward-looking" information. Such statements can be identified by the use of forward-looking words such as "may," "will," "expect," "anticipate," "estimate" or other similar words. Those statements could be affected by known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. When considering such forward-looking statements, you should keep in mind the preceding risk factors and other cautionary statements in this prospectus. All forward-looking statements and reasons why results may differ included in this prospectus are made as of the date of this prospectus, and we assume no obligation to update any forward-looking statement or reason why actual results might differ.

                                USE OF PROCEEDS

         All of the shares of our common stock being offered under this prospectus are being offered by MainStreet Healthcare Corporation, a selling shareholder. We will not receive any of the proceeds from the sale of the shares. This registration statement is intended to satisfy obligations we have under an agreement with MainStreet. Under this agreement, we have agreed to pay the expenses of the registration of these shares under federal and state securities laws.

                            MARKET FOR COMMON STOCK

         Although our common stock is quoted on the OTC Bulletin Board under the symbol "UCIA.OB", trading and quotations of our common stock have been limited and sporadic. As of the date hereof, the day of the last trade of our common stock was on June 4, 2001. We are not aware of the prices at which all of the shares of our common stock have traded. As of March 31, 2001, there were 9,650,515 shares of common stock outstanding held by approximately 309 stockholders of record.

                              SELLING SHAREHOLDER

         The following table provides the number of shares of common stock that are, to our knowledge, beneficially owned by MainStreet Healthcare Corporation, the selling shareholder. We have assumed that, upon completion of the offering or offerings under this prospectus, MainStreet will have sold all of its shares offered under this prospectus. However, MainStreet may offer and sell all, some, or none of the shares offered under this prospectus. Under some circumstances, the respective donees, pledges, and transferees or other successors in interest of MainStreet may also sell the shares listed below as being held by MainStreet and offered under this prospectus.

         The following information is based on information reflected in agreements with MainStreet, information reflected in our stock records and in schedules filed with the Securities and Exchange Commission, as well as information provided to us by MainStreet.

         As noted in the table below, all shares offered in this prospectus are held of record by MainStreet. Under the beneficial ownership rules and regulations of the SEC, however, A. Wayne Johnson, a member of our board of directors, also had beneficial ownership of these shares within the past three years because of his former position as Chairman and Chief Executive Officer of MainStreet and as a former principal shareholder of MainStreet. Mr. Johnson sold all of his shares in MainStreet and resigned as an officer and director of MainStreet in December 1999, and thus no longer has any beneficial ownership in the shares. Beneficial ownership generally includes voting or investment power with respect to securities.

                            Shares of Common Stock           Total Shares of Common      Shares of Common Stock
Name of Selling          Owned of Record Prior to the          Stock Offered Under     Owned of Record After the
Shareholder                         Offering                      this Prospectus           Offering (1)
-------------------------------------------------------------------------------------------------------------------
MainStreet                        2,901,396                          2,901,396                  -0-
Healthcare
Corporation

(1) This number assumes that all shares offered under this prospectus are sold.

                             PLAN OF DISTRIBUTION

         This prospectus relates to the offer and sale from time to time by MainStreet Healthcare Corporation of up to 2,901,396 currently outstanding shares of our common stock. This common stock was issued to MainStreet in connection with the purchase by UCI Medical Affiliates of Georgia, Inc., one of our wholly-owned subsidiaries, of certain medical centers located in the States of Georgia and Tennessee, and the purchase by Doctor's Care of Georgia, P.C., and Doctor's Care of Tennessee, P.C., corporations with which we are affiliated, of assets related to those medical centers, such as the employment contracts of physicians that provide medical services at those centers. This prospectus has been prepared in connection with registering the future sale of these currently outstanding shares. We have undertaken to register the sales of the shares by MainStreet to the public as required by the terms of an agreement between us and MainStreet executed in connection with the purchase of the medical centers and related assets. Although we have registered the shares for sale under the terms of these agreements, the registration of these shares does not necessarily mean that any of these shares will be offered or sold by MainStreet.

         We will not receive any proceeds from this offering. The shares may be sold from time to time to purchasers directly by MainStreet, or under some circumstances, donees, pledgees, transferees or other successors in interest of MainStreet. Alternatively, MainStreet, or its transferees, may from time to time offer the shares through dealers or agents, who may receive compensation in the form of commissions from MainStreet, or its transferees, and/or the purchasers of the shares for whom they may act as agent. MainStreet, or its transferees, and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any profit on the sale of the shares by them and any commissions received by any dealers or agents might be deemed to be underwriting commissions under the Securities Act of 1933.

         At a time a particular offer of the shares is made, a prospectus supplement, if required, will be distributed that will set forth the name and names of any dealers or agents and any commissions and other terms constituting compensation from MainStreet, or its transferees, and any other required information. The shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

         In order to comply with the securities laws of certain states, if applicable, some of the shares may be sold only through registered or licensed brokers or dealers. In addition, in some states, the shares may not be sold unless they have been registered or qualified for sale in that state or an exemption from that state's registration or qualification requirement is available and is complied with.

         The shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such stock as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal, and resale by such broker-dealer for its own account pursuant to a prospectus supplement; (c) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (d) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (e) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by MainStreet may arrange for other broker-dealers to participate.

                           DESCRIPTION OF SECURITIES

         Our authorized capital stock is 60,000,000 shares, consisting of 50,000,000 shares of common stock, having a par value of $.05 per share, and 10,000,000 shares of preferred stock, having a par value of $.01 per share. As of the date of this prospectus, 9,650,515 shares of common stock were outstanding and no shares of preferred stock were outstanding.

Common Stock

         Subject to the rights of the holders of any outstanding shares of preferred stock and any restrictions that may be imposed by any of our lenders, holders of common stock are entitled to receive ratably dividends, if any, declared by the board of directors out of funds legally available for dividends. See "Dividend Policy." In the event of our liquidation, dissolution or winding up of our operations, holders of common stock are entitled to share ratably, based on the number of shares held, in the assets, if any, remaining after payment of all of our debts and liabilities and the liquidation preference of any outstanding series of preferred stock.

         Holders of common stock are entitled to one vote per share for each share held of record on any matter submitted to the holders of common stock for a vote. Because holders of common stock do not have cumulative voting rights with respect to the election of directors, the holders of a majority of the shares of common stock represented at a meeting can elect all of the directors. Holders of common stock do not have preemptive or other rights to subscribe for or purchase any additional shares of capital stock issued by us or to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

         The authorized shares of preferred stock may be issued in one or more series, and the board of directors is authorized, without further action by the stockholders, to designate the rights, preferences, limitations and restrictions of and upon shares of each series, including dividend, voting, redemption and conversion rights. The board of directors also may designate preferences in liquidation, as well as any sinking fund terms and the number of shares constituting any series or the designation of such series. We believe that the availability of preferred stock issuable in series will provide increased flexibility for structuring possible future financings and acquisitions, if any, and in meeting other corporate needs. It is not possible to state the actual effect of the authorization and issuance of any series of preferred stock upon the rights of holders of common stock until the board of directors determines the specific terms, rights and preferences of a series of preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, or impairing liquidation rights of such shares without further action by holders of the common stock. In addition, the board of directors is authorized at any time to issue preferred stock with voting, conversion or other features that may have the effect of impeding or discouraging a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Issuance of preferred stock could also adversely affect the market price of the common stock. We have no present plan to issue any shares of preferred stock.

Change of Control and Anti-takeover Effects

         General. Our articles of incorporation and bylaws and Delaware state law contain provisions designed to enhance the ability of the board of directors to deal with attempts to acquire control of the corporation. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the board of directors. This would include takeover attempts that some of our stockholders may deem to be in their best interest. These provisions may also adversely affect the price that a potential purchaser will be willing to pay for our common stock and deprive you of the opportunity to obtain a takeover premium for your shares. To the extent that takeover attempts are discouraged, temporary fluctuations in the market price of the common stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could make the removal of incumbent management more difficult and may permit a minority of our directors and the holders of a minority of our outstanding voting stock to prevent, discourage or make more difficult a merger, tender offer or proxy contest, even though the transaction may be favorable to the interests of stockholders. These provisions could also potentially adversely affect the market price of the common stock.

         The following briefly summarizes protective provisions contained in our articles of incorporation and bylaws and under Delaware law and is not intended to be a complete description of all the features and consequences of these provisions. The following is qualified in its entirety by reference to the articles of incorporation and bylaws and the relevant provisions of Delaware law.

         Classified Board of Directors. Our articles of incorporation and bylaws provide for a classified board of directors so that, as nearly as possible, one-third of the board of directors is elected each year to serve a three-year term. This classification would delay an attempt by dissatisfied stockholders or anyone who obtains a controlling interest in the corporation to elect a new board of directors, because, absent the removal, resignation or death of the members of the Board, it would take three annual meetings of stockholders to change fully the composition of the Board, and at least two annual meetings to change a majority of the directors.

         Authorized but Unissued Stock. The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares of stock to persons friendly to existing management. This may have the effect of discouraging attempts to obtain control of the corporation through a proxy contest, tender offer, merger or otherwise, thereby protecting the continuity of current management.

         Evaluation of Acquisition Proposals. Our articles of incorporation expressly permit the board of directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of the assets of the corporation, or any similar extraordinary transaction, to consider
(a) all relevant factors including, without limitation, the social, legal, and economic effects on the employees, customers, suppliers, and other constituencies of the corporation and its subsidiaries, on the communities and geographical areas in which the corporation and its subsidiaries operate or are located, and on any of the business and properties of the corporation or any of its subsidiaries, and (b) the consideration being offered, not only in relation to the then current market price for the corporation's outstanding shares of capital stock, but also in relation to the then current value of the corporation in a freely negotiated transaction and in relation to the board of directors' estimate of the future value of the corporation as an independent going concern. The board of directors believes that these provisions are in the long-term best interests of the corporation and its stockholders.

         Business Combinations with Interested Stockholders. Delaware law contains a statutory provision that is intended to curb abusive takeovers of Delaware corporations. The effect of such "anti-takeover" provisions may delay, deter or prevent a takeover of the corporation that the stockholders may consider to be in their best interests, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of their securities at above-market prices, or limit the ability of stockholders to remove incumbent directors as readily as the stockholders may consider to be in their best interests.

         Section 203 of the Delaware General Corporation Law addresses the problem by preventing certain business combinations of the corporation with interested stockholders within three years after those stockholders become interested. Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an "interested stockholder" for a period of three (3) years from the date that such person became an interested stockholder unless:

 .        the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder;

 .        the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes such person an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or

 .        on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder.

Under Section 203, an "interested stockholder" is defined as any person who is:

 .        the owner of fifteen percent (15%) or more of the outstanding voting stock of the corporation, or

 .        an affiliate or associate of the corporation and who was the owner of fifteen percent (15%) or more of the outstanding voting stock of the corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

Transfer Agent

         The transfer agent for the Common Stock is American Stock Transfer & Trust Co., 6201 Fifteenth Avenue, Brooklyn, New York 10015.

Dividend Policy

         We do not expect to pay dividends on our common stock for the foreseeable future. We anticipate that all of our future earnings, if any, will be used for the expansion and operation of our business. Our board of directors has the sole discretion to declare any dividends based upon our financial condition, results of operations, cash flow, dividends paid to us by our operating companies, if any, the level of our capital expenditures, our future business prospects and other factors. In addition, we are restricted in our ability to declare and pay dividends by the terms of our line of credit. We may become further restricted in our ability to pay dividends by the terms of any future credit facility or other financial instrument that we elect to enter into from time to time.

                                 LEGAL MATTERS

         The validity of the common stock offered hereby will be passed upon for us by Nexsen Pruet Jacobs & Pollard, LLC, Columbia, South Carolina.

                                    EXPERTS

         The financial statements as of September 30, 2000 and 1999 and for each of the three years in the period ended September 30, 2000 incorporated by reference in this Prospectus have been so incorporated in reliance of the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                       ADDITIONAL IMPORTANT INFORMATION

         For additional important information about us, please refer to our latest Form 10-K/A dated September 30, 2000, and Form 10-Q dated March 31, 2001, each of which accompany this prospectus.

         Additionally, we have filed with the Securities and Exchange Commission a registration statement on Form S-2 under the Securities Act of 1933. That registration statement covers the common stock offered in this offering. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all of the information contained in that registration statement and its exhibits, and references made to that registration statement and its exhibits for further information concerning and the securities offered hereby.

         Each statement contained in this prospectus as to the contents of a document filed as an exhibit to the Registration Statement is qualified by reference to that exhibit for a complete statement of its terms and conditions. Copies of these materials, as well as periodic reports and information filed by us, can be obtained upon payment of the fees prescribed by the Securities and Exchange Commission, or may be examined at the offices of the Securities and Exchange Commission without charge, at the public reference section of the SEC, Room 1024, 450 Fifth Street, NW, Washington, DC 20549.

         The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants such as us that file electronically with the Securities and Exchange Commission. The address of the SEC's website is http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents that we have filed with the SEC under the Securities Exchange Act of 1934 are incorporated by reference into this
Prospectus:

         (a) Our Annual Report on Form 10-K/A for the fiscal year ended September 30, 2000; and

         (b) Our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2000 and March 31, 2001.

         All other reports and documents that we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering are considered to be incorporated by reference in this prospectus from the date of filing of the reports and documents. Any statement contained in this prospectus or in a document incorporated or considered to be incorporated herein by reference shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is, or is considered to be, incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that has been modified or superseded in this manner shall not be considered, except as so modified or superseded, to constitute a part of this prospectus.

         Copies of the above documents (other than exhibits to the documents, unless such exhibits are specifically incorporated by reference into such documents) may be obtained from us upon written or oral request, without charge, by writing us at 4416 Forest Drive, Columbia, South Carolina 29206, Attention:
Jerry F. Wells, Jr., or calling us at telephone number (803) 252-3661.

================================================================================

         No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with this offering, and, if given or made, that information or those representations must not be relied upon as having been authorized by UCI Medical Affiliates, Inc. or by the selling shareholder. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the securities offered by this prospectus. This prospectus is not an offer or a solicitation in any jurisdiction where the offer or solicitation is not authorized, or in which the person making the offer is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation. The delivery of this prospectus and any sale made under this prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of UCI Medical Affiliates, Inc. or the selling shareholders since the date of this prospectus or the date of any document incorporated in this prospectus.



                           ------------------------

                               Table of Contents



                                                                        Page
                                                                        ----

The Company.............................................................   3
Risk Factors ...........................................................   3
Note Regarding Forward-Looking Statements...............................  11
Use of Proceeds ........................................................  11
Market for Common Stock.................................................  11
Selling Shareholder ....................................................  11
Plan of Distribution ...................................................  12
Description of Securities...............................................  13
Legal Matters...........................................................  16
Experts ................................................................  15
Additional Important Information .......................................  15
Incorporation of Certain Documents by Reference.........................  16




                                  UCI MEDICAL
                               AFFILIATES, INC.





                               2,901,396 Shares
                                      of
                                 Common Stock







                                    ------
                                  PROSPECTUS
                                    ------




                                 June 7, 2001



================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution.

     The expenses in connection with the sale of the shares of common stock (excluding any selling agent commissions) are estimated as follows:

       Securities and Exchange Commission registration fee....         $218
       Printing and engraving expenses........................          500*
       Legal fees and expenses................................       20,000*
       Accounting fees and expenses...........................        5,000*
       Miscellaneous..........................................        1,282*
                                                                  ---------
            TOTAL.............................................     $ 27,000
                                                                  =========

___________________
*Estimated

Item 15.   Indemnification of Directors and Officers.

     Except as hereinafter set forth, there is no statute, charter provision, bylaw, contract or other arrangement under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against liability which such person may incur in such person's capacity as such.

     Section 145 of the Delaware General Corporation Law (the "Delaware Act"), provides the Registrant with broad powers and authority to indemnify its directors and officers and to purchase and maintain insurance for such purposes and mandates the indemnification of the Registrant's directors under certain circumstances. The Registrant's Bylaws also provide the Registrant with the power and authority to the fullest extent legally permissible under the Delaware Act to indemnify its directors and officers, persons serving at the request of the Registrant or for its benefit as directors or officers of another corporation and persons serving as the Registrant's representatives or agents in certain circumstances.

     The Securities and Exchange Commission has informed the Registrant that indemnification for officers, directors, and controlling persons for liabilities arising under the Securities Act of 1933 is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

     The Registrant has the power to purchase and maintain insurance on behalf of any person who is or was a director or officer against any liability asserted against him or incurred by him in any such capacity, whether or not we would have the power to indemnify him against such liability under the bylaws.

Item 16.   Exhibits.

Number       Exhibit
------       -------
5.1          Opinion of Nexsen Pruet Jacobs & Pollard, LLC.

10.1 Facilities Agreement dated May 8, 1984 by and between UCI Medical Affiliates of South Carolina, Inc. ("UCI-SC") and Doctor's Care, P.A., as amended September 24, 1984 and January 13, 1995, filed as
             Exhibit 10.1 on the Form 10-K/ASB filed for fiscal year 1996

10.2 Amendment No. 3 dated September 17, 1996, to the Facilities Agreement listed as Exhibit 10.1 to this filing, filed as Exhibit
             10.2 on the Form 10-K/ASB filed for fiscal year 1997

10.3         Employment Agreement dated October 1, 1995 between UCI-SC and M.F.
             McFarland, III, MD, filed as Exhibit 10.4 on the Form 10-K/ASB filed for fiscal year 1995

10.4 Employment Agreement dated October 1, 1995 between Doctor's Care, P.A. and M.F. McFarland, III, MD, filed as Exhibit 10.5 on the Form 10-K/ASB filed for fiscal year 1995

10.5 Lease and License Agreement dated March 30, 1994 between Doctor's Care, P.A. and Blue Cross Blue Shield of South Carolina, filed as
             Exhibit 10.8 on the Form 10-K/ASB filed for fiscal year 1995

10.6 Note Payable dated February 28, 1995 between UCI-SC, as payor, and Companion Property and Casualty Insurance Company, as payee, filed as Exhibit 10.8 on the Form 10-K/ASB filed for fiscal year 1997

10.7 Revolving Line of Credit dated November 11, 1996 between Carolina First Bank and UCI, filed as Exhibit 10.9 on the Form 10-K/ASB filed for fiscal year 1997

10.8         Stock Option Agreement dated March 20, 1996 between UCI and Harold
             H. Adams, Jr., filed as Exhibit 10.10 on the Form 10-K/ASB filed for fiscal year 1997

10.9         Stock Option Agreement dated March 20, 1996 between UCI and Russell
             J. Froneberger, filed as Exhibit 10.11 on the Form 10-K/ASB filed for fiscal year 1997

10.10        Stock Option Agreement dated March 27, 1997 between UCI and Charles
             P. Cannon, filed as Exhibit 10.12 on the Form 10-K/ASB filed for fiscal year 1997

10.11        Stock Option Agreement dated March 27, 1997 between UCI and Thomas
             G. Faulds, filed as Exhibit 10.13 on the Form 10-K/ASB filed for fiscal year 1997

10.12 Stock Option Agreement dated March 27, 1997 between UCI and Ashby Jordan, MD, filed as Exhibit 10.14 on the Form 10-K/ASB filed for fiscal year 1997

10.13        Stock Option Agreement dated March 27, 1997 between UCI and Charles
             M. Potok, filed as Exhibit 10.15 on the Form 10-K/ASB filed for fiscal year 1997

10.14        UCI Medical Affiliates, Inc. Incentive Stock Option Plan, filed as
             Exhibit 10.9 on the Form 10-K/ASB filed for fiscal year 1995

10.15 Consulting Agreement dated December 10, 1996 between UCI and Global Consulting, Inc., filed as Exhibit 10.17 on the Form 10-K/ASB filed for fiscal year 1997

10.16 Amendment dated August 10, 1998 to Employment Agreement dated October 6, 1995 between Doctor's Care, P.A. and M.F. McFarland, III, MD, filed as Exhibit 10.18 on the Form 10-QSB filed for fiscal year 1998

10.17 Administrative Services Agreement dated April 24, 1998 by and between Doctor's Care of Georgia, P.C. and UCI Medical Affiliates of Georgia, Inc., filed as Exhibit 10.19 on the Form 10-QSB filed for the quarter ended March 31, 1998

10.18 Administrative Services Agreement dated April 24, 1998 by and between Doctor's Care of Tennessee, P.C. and UCI Medical Affiliates of Tennessee, Inc., filed as Exhibit 10.20 on the Form 10QSB filed for the quarter ended March 31, 1998

10.19 Administrative Services Agreement dated August 11, 1998 by and between UCI Medical Affiliates of South Carolina, Inc. and Doctor's Care, P.A., filed as Exhibit 10.21 on the Form 10-K/ASB filed for the fiscal year 1997

10.20 Stock Purchase Option and Restriction Agreement dated August 11, 1998 by and among M.F. McFarland, III, MD; UCI Medical Affiliates of South Carolina, Inc.; and Doctor's Care, P.A., filed as Exhibit
             10.22 on the Form 10-K/ASB filed for the fiscal year 1998

10.21 Stock Purchase Option and Restriction Agreement dated September 1, 1998 by and among D. Michael Stout, MD; UCI Medical Affiliates of Georgia, Inc.; and Doctor's Care of Georgia, P.C., filed as Exhibit
             10.23 on the Form 10-K/ASB filed for the fiscal year 1998

10.22 Stock Purchase Option and Restriction Agreement dated July 15, 1998 by and among D. Michael Stout, MD; UCI Medical Affiliates of Georgia, Inc.; and Doctor's Care of Tennessee, P.C., filed as
             Exhibit 10.24 on the Form 10-K/ASB filed for the fiscal year 1998

10.23 Acquisition Agreement and Plan of Reorganization dated February 9, 1998, by and among UCI Medical Affiliates of Georgia, Inc.; UCI Medical Affiliates, Inc.; MainStreet Healthcare Corporation; MainStreet Healthcare Medical Group, P.C.; MainStreet Healthcare Medical Group, P.C.; Prompt Care Medical Center, Inc.; Michael J. Dare; A. Wayne Johnson; Penman Private Equity and Mezzanine Fund, L.P.; and Robert G. Riddett, Jr. , filed as Exhibit 2 on the
             Form 8-K filed February 17, 1998

10.24 First Amendment to Acquisition Agreement and Plan of Reorganization (included as Exhibit 10.25 hereof) dated April 15, 1998, filed as
             Exhibit 2.1 on the Form 8-K/A filed April 20, 1998

10.25 Second Amendment to Acquisition Agreement and Plan of Reorganization (included as Exhibit 10.25 hereof) dated May 7, 1998, filed as Exhibit 2.2 on the Form 8-K/A filed May 28, 1998

10.26 Conditional Delivery Agreement dated effective as of May 1, 1998, by and among UCI Medical Affiliates, Inc.; UCI Medical Affiliates of Georgia, Inc.; and MainStreet Healthcare Corporation, filed as
             Exhibit 2.3 on the Form 8-K/A filed July 24, 1998

10.27 Amendment to Conditional Delivery Agreement dated as of July 21, 1998, by and among UCI Medical Affiliates, Inc.; UCI Medical Affiliates of Georgia, Inc.; and MainStreet Healthcare Corporation, filed as Exhibit 2.4 on the Form 8-K/A filed July 24, 1998

10.28 Second Amendment to Conditional Delivery Agreement dated as of December 7, 1998, by and among UCI Medical Affiliates, Inc.; UCI Medical Affiliates of Georgia, Inc.; and MainStreet Healthcare Corporation, filed as Exhibit 2.5 on the Form 8-K/A filed December 7, 1998

10.29 Amended Employment Agreement dated August 19, 1999 between UCI Medical Affiliates of South Carolina, Inc. and M.F. McFarland, III, M.D., filed as Exhibit 10.31 on Form 10-K/A filed for fiscal year 1999

10.30 Second Amended Employment Agreement dated August 19, 1999 between Doctor's Care, P.A. and M.F. McFarland, III, M.D., filed as Exhibit
             10.32 on Form 10-K/A filed for fiscal year 1999

13.1         Our Annual Report on Form 10-K for the fiscal year ended September
             30, 2000.

13.2         Our Quarterly Report on Form 10-Q for the quarter ended December
             31, 2000.

13.3         Our Quarterly Report on Form 10-Q for the quarter ended March 31,
             2001.

23.1         Consent of Nexsen Pruet Jacobs & Pollard, LLC. (contained in
             Exhibit 5.1)

23.2         Consent of PricewaterhouseCoopers, LLP.

24.1 Powers of Attorney (filed as part of the signature page to the registration statement).

Item 17.     Undertakings.

     (a)     Rule 415 Offering.  The Registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                   Statement:

                   (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information set forth in the Registration Statement.

             (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this Offering.

     (b) Acceleration of Effective Date. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under
Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) Incorporation of Subsequent Exchange Act Documents. The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Columbia, state of South Carolina, on June 7, 2001.

                                       UCI MEDICAL AFFILIATES, INC.

                                       By: /s/ M.F. McFarland, III, M.D.
                                          ----------------------------------
                                          M.F. McFarland, III, M.D.
                                          Chairman of the Board, President
                                          and Chief Executive Officer

                               POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints M.F. McFarland, III, M.D. and Jerry F. Wells, Jr., and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

          Signature                                Title                                Date
          ---------                                -----                                ----
/s/ M.F. McFARLAND, III, M.D.       Chairman of the Board, President and           June 7, 2001
--------------------------------    Chief Executive Officer
    M.F. McFarland, III, M.D.

/s/ JERRY F. WELLS, JR.             Chief Financial Officer, Executive Vice        June 7, 2001
--------------------------------    President of Finance, and Corporate
Jerry F. Wells, Jr.                 Secretary (principal financial and
                                    accounting officer)

/s/ HAROLD H. ADAMS, JR.            Director                                       June 7, 2001
--------------------------------
Harold H. Adams, Jr.

/s/ CHARLES M. POTOK                Director                                       June 7, 2001
--------------------------------
Charles M. Potok

/s/ THOMAS G. FAULDS                Director                                       June 7, 2001
--------------------------------
Thomas G. Faulds
                                                                                   June 7, 2001
/s/ ASHBY M. JORDAN, M.D.           Director
--------------------------------
Ashby M. Jordan, M.D.

/s/ A. WAYNE JOHNSON                Director                                       June 7, 2001
--------------------------------
A. Wayne Johnson

/s/ JOHN M. LITTLE, JR., M.D.       Director                                       June 7, 2001
--------------------------------
John M. Little, Jr., M.D.

                               INDEX TO EXHIBITS


         Exhibit
         Number                   Description
         ------                   -----------

         5.1      - -      Opinion of Nexsen Pruet Jacobs & Pollard, LLC.
         10.1     - -      Facilities Agreement dated May 8, 1984 by and between
                           UCI Medical Affiliates of South Carolina, Inc. ("UCI-
                           SC") and Doctor's Care, P.A., as amended September
                           24, 1984 and January 13, 1995, filed as Exhibit 10.1
                           on the Form 10-K/ASB filed for fiscal year 1996
         10.2     - -      Amendment No. 3 dated September 17, 1996, to the
                           Facilities Agreement listed as Exhibit 10.1 to this
                           filing, filed as Exhibit 10.2 on the Form 10-K/ASB
                           filed for fiscal year 1997
         10.3     - -      Employment Agreement dated October 1, 1995 between
                           UCI-SC and M.F. McFarland, III, MD, filed as Exhibit
                           10.4 on the Form 10-K/ASB filed for fiscal year 1995
         10.4     - -      Employment Agreement dated October 1, 1995 between
                           Doctor's Care, P.A. and M.F. McFarland, III, MD,
                           filed as Exhibit 10.5 on the Form 10-K/ASB filed for
                           fiscal year 1995
         10.5     - -      Lease and License Agreement dated March 30, 1994
                           between Doctor's Care, P.A. and Blue Cross Blue
                           Shield of South Carolina, filed as Exhibit 10.8 on
                           the Form 10-K/ASB filed for fiscal year 1995
         10.6     - -      Note Payable dated February 28, 1995 between UCI-SC,
                           as payor, and Companion Property and Casualty
                           Insurance Company, as payee, filed as Exhibit 10.8 on
                           the Form 10-K/ASB filed for fiscal year 1997
         10.7     - -      Revolving Line of Credit dated November 11, 1996
                           between Carolina First Bank and UCI, filed as Exhibit
                           10.9 on the Form 10-K/ASB filed for fiscal year 1997
         10.8     - -      Stock Option Agreement dated March 20, 1996 between
                           UCI and Harold H. Adams, Jr., filed as Exhibit 10.10
                           on the Form 10-K/ASB filed for fiscal year 1997
         10.9     - -      Stock Option Agreement dated March 20, 1996 between
                           UCI and Russell J. Froneberger, filed as Exhibit
                           10.11 on the Form 10-K/ASB filed for fiscal year 1997
         10.10    - -      Stock Option Agreement dated March 27, 1997 between
                           UCI and Charles P. Cannon, filed as Exhibit 10.12 on
                           the Form 10-K/ASB filed for fiscal year 1997
         10.11    - -      Stock Option Agreement dated March 27, 1997 between
                           UCI and Thomas G. Faulds, filed as Exhibit 10.13 on
                           the Form 10-K/ASB filed for fiscal year 1997
         10.12    - -      Stock Option Agreement dated March 27, 1997 between
                           UCI and Ashby Jordan, MD, filed as Exhibit 10.14 on
                           the Form 10-K/ASB filed for fiscal year 1997
         10.13    - -      Stock Option Agreement dated March 27, 1997 between
                           UCI and Charles M. Potok, filed as Exhibit 10.15 on
                           the Form 10-K/ASB filed for fiscal year 1997
         10.14    - -      UCI Medical Affiliates, Inc. Incentive Stock Option
                           Plan, filed as Exhibit 10.9 on the Form 10-K/ASB
                           filed for fiscal year 1995
         10.15    - -      Consulting Agreement dated December 10, 1996 between
                           UCI and Global Consulting, Inc., filed as Exhibit
                           10.17 on the Form 10-K/ASB filed for fiscal year 1997
         10.16    - -      Amendment dated August 10, 1998 to Employment
                           Agreement dated October 6, 1995 between Doctor's
                           Care, P.A. and M.F. McFarland, III, MD, filed as
                           Exhibit 10.18 on the Form 10-QSB filed for fiscal
                           year 1998
         10.17    - -      Administrative Services Agreement dated April 24,
                           1998 by and between Doctor's Care of Georgia, P.C.
                           and UCI Medical Affiliates of Georgia, Inc., filed as
                           Exhibit 10.19 on the Form 10-QSB filed for the
                           quarter ended March 31, 1998
         10.18    - -      Administrative Services Agreement dated April 24,
                           1998 by and between Doctor's Care of Tennessee, P.C.
                           and UCI Medical Affiliates of Tennessee, Inc., filed
                           as Exhibit 10.20 on the Form 10-QSB filed for the
                           quarter ended March 31, 1998
         10.19    - -      Administrative Services Agreement dated August 11,
                           1998 by and between UCI Medical Affiliates of South
                           Carolina, Inc. and Doctor's Care, P.A., filed as
                           Exhibit 10.21 on the Form 10-K/ASB filed for the
                           fiscal year 1997
         10.20    - -      Stock Purchase Option and Restriction Agreement dated
                           August 11, 1998 by and among M.F. McFarland, III, MD;
                           UCI Medical Affiliates of South Carolina, Inc.; and
                           Doctor's Care, P.A., filed as Exhibit 10.22 on the
                           Form 10-K/ASB filed for the fiscal year 1998
         10.21    - -      Stock Purchase Option and Restriction Agreement dated
                           September 1, 1998 by and among D. Michael Stout, MD;
                           UCI Medical Affiliates of Georgia, Inc.; and Doctor's
                           Care of Georgia, P.C., filed as Exhibit 10.23 on the
                           Form 10-K/ASB filed for the fiscal year 1998
         10.22    - -      Stock Purchase Option and Restriction Agreement dated
                           July 15, 1998 by and among D. Michael Stout, MD; UCI
                           Medical Affiliates of Georgia, Inc.; and Doctor's
                           Care of Tennessee, P.C., filed as Exhibit 10.24 on
                           the Form 10-K/ASB filed for the fiscal year 1998
         10.23    - -      Acquisition Agreement and Plan of Reorganization
                           dated February 9, 1998, by and among UCI Medical
                           Affiliates of Georgia, Inc.; UCI Medical Affiliates,
                           Inc.; MainStreet Healthcare Corporation; MainStreet
                           Healthcare Medical Group, P.C.; MainStreet Healthcare
                           Medical Group, P.C.; Prompt Care Medical Center,
                           Inc.; Michael J. Dare; A. Wayne Johnson; Penman
                           Private Equity and Mezzanine Fund, L.P.; and Robert
                           G. Riddett, Jr., filed as Exhibit 2 on the Form 8-K
                           filed February 17, 1998
         10.24    - -      First Amendment to Acquisition Agreement and Plan of
                           Reorganization (included as Exhibit 10.25 hereof)
                           dated April 15, 1998, filed as Exhibit 2.1 on the
                           Form 8-K/A filed April 20, 1998
         10.25    - -      Second Amendment to Acquisition Agreement and Plan of
                           Reorganization (included as Exhibit 10.25 hereof) dated May 7, 1998, filed as Exhibit 2.2 on the Form
                           8-K/A filed May 28, 1998

         10.26    - -      Conditional Delivery Agreement dated effective as of
                           May 1, 1998, by and among UCI Medical Affiliates,
                           Inc.; UCI Medical Affiliates of Georgia, Inc.; and
                           MainStreet Healthcare Corporation, filed as Exhibit
                           2.3 on the Form 8-K/A filed July 24, 1998
         10.27    - -      Amendment to Conditional Delivery Agreement dated as
                           of July 21, 1998, by and among UCI Medical
                           Affiliates, Inc.; UCI Medical Affiliates of Georgia,
                           Inc.; and MainStreet Healthcare Corporation, filed as
                           Exhibit 2.4 on the Form 8-K/A filed July 24, 1998
         10.28    - -      Second Amendment to Conditional Delivery Agreement
                           dated as of December 7, 1998, by and among UCI
                           Medical Affiliates, Inc.; UCI Medical Affiliates of
                           Georgia, Inc.; and MainStreet Healthcare Corporation,
                           filed as Exhibit 2.5 on the Form 8-K/A filed December
                           7, 1998
         10.29    - -      Amended Employment Agreement dated August 19, 1999
                           between UCI Medical Affiliates of South Carolina,
                           Inc. and M.F. McFarland, III, M.D., filed as Exhibit
                           10.31 on Form 10-K/A filed for fiscal year 1999
         10.30    - -      Second Amended Employment Agreement dated August 19,
                           1999 between Doctor's Care, P.A. and M.F. McFarland,
                           III, M.D., filed as Exhibit 10.32 on Form 10-K/A
                           filed for fiscal year 1999
         13.1     - -      Our Annual Report on Form 10-K for the fiscal year
                           ended September 30, 2000.
         13.2     - -      Our Quarterly Report on Form 10-Q for the quarter
                           ended December 31, 2000.
         13.3     - -      Our Quarterly Report on Form 10-Q for the quarter
                           ended March 31, 2001.
         23.1     - -      Consent of PricewaterhouseCoopers LLP.
         23.2     - -      Consent of Nexsen Pruet Jacobs & Pollard (included in
                           their opinion filed as Exhibit 5).
         24.1     - -      Powers of Attorney (filed as part at the signature
                           page to the registration statement).